Exhibit (a)(1)(B)

Instructions for Accessing Online Account

Here are some of the steps necessary to activate and use your on-line E*Trade brokerage account:

Step 1 – Activate your E*Trade Account

To activate your account at E*Trade you can either follow the instructions in the email from E*TRADE Financial or go directly to https://activation.etrade.com/e/t/rtaa/ActivateBegin and click the “Activate Now” button (for assistance, click on the “Read our Quick Start Guide” prior to clicking the “Activate Now” button). To begin the activation process, you will need your authentication code originally provided in the email sent from E*Trade. If you cannot locate your authentication code or your code expired, then you will need to request a new authentication code by clicking on the “Need a new authentication code” link located under the “Tell us about yourself” section. If you prefer or do not have access to the internet, you may complete the paper activation forms via the mail that you may request by contacting E*Trade Customer Service at 800-838-0908. The E*Trade Complete Investment Account Application form can also be found under the Forms and Applications on the E*Trade website.

Important Note: Please be careful when selecting the type of account you wish to open, “Individual” or “Joint,” as this will affect your ability to transfer MRCY shares into your E*Trade account. If you select “Individual” and you wish to deposit shares registered in your and your spouse’s names, you will have to complete a new paper application form as a “Joint” account, and you must handwrite at the top that it is a “Registration Change.” Otherwise, they will open a new account. Once the account has been updated, you can start the transfer process.

Tips on completing your account activation:

-	Do not wait until the last minute to activate your account as it can take up to 24 hours until you are able to sell after completing the activation exercise.
-	Mercury’s stock symbol is MRCY.
-	When asked to input your Social Security number or Account ID into the assigned fields, please fill in one field or the other, but not both. (Both your SS# and Account ID are the same.)
-	When asked “Are you employed by a registered broker-dealer, a securities exchange, or the NASD?” the answer is “No”.
-	When asked “Are you an officer or director of a publicly held company?” the answer is “No” unless you are an individual subject to Section 16 of the Securities and Exchange Act. If you are subject to Section 16, you would be notified by the company.
-	If you already have an existing account, you can link it to your Mercury E*Trade account.

Step 2 – Use E*Trade

-	Go to http://www.etrade.com.
-	Log on by typing your E*Trade ID and Password.
-	Explore your Stock Plan Information and perform real-time Exercise/Sale Transactions.